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07004417

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice (212) 218 - 4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street	Albany	NY	12207-2595
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

AB 3/17

OATH OR AFFIRMATION

I, Michael Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Senior Managing Director

Title

State Of New York SS
County Of New York
Sworn To Before Me
2/28/07

Notary Public

ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

TABLE OF CONTENTS

MCM SECURITIES LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2006

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
MCM Securities, LLC

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Albany, New York
February 21 2007

MCM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2006
ASSETS	
Cash - operations	$ 45,029
Prepaid expenses	4,668
Total assets	$ 49,697
LIABILITIES	
Accrued expenses	$ 6,451
MEMBER'S EQUITY	43,246
Total liabilities and member's equity	$ 49,697

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF OPERATIONS

	Year ended December 31, 2006
REVENUES	$ 638,500
EXPENSES	
Professional fees	213,792
Licenses and permits	9,630
Salary and benefits	21,927
Insurance	479
Dues and subscriptions	3,512
Office supplies and expenses	4,502
Miscellaneous	10,566
Total expenses	264,408
NET INCOME	$374,092

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year ended December 31, 2006
Balance, January 1, 2006	$ 17,654
Distribution	(348,500)
Net income	374,092
Balance, December 31, 2006	$ 43,246

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CASH FLOWS

	Year ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 374,092
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Prepaid expenses	(4,267)
Accrued expenses	134
Net cash provided by operating activities	369,959
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's equity distributions	(348,500)
Net cash used in financing activities	(348,500)
Increase in cash	21,459
Cash - operating, beginning	23,570
Cash - operating, ending	$ 45,029

See notes to financial statements.

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

MCM Securities, LLC (the Company) was organized in September 1996 as a Delaware Limited Liability Corporation and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD). The Company's sole member is Millennium Credit Markets, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Business Activities

The Company's business activities are limited to the following:

- selling interests in mortgages or other receivables;
- private placements of securities;
- real estate syndicator;
- providing financial advice to issuers of private placements; and
- municipal securities broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is included in the federal income tax returns filed by Millennium Credit Markets, LLC. Millennium Credit Markets, LLC is not a tax paying entity and distributes its prorata share of income, losses, and tax credits to its members as provided in the operating agreement.

NOTE 3 — RELATED PARTY TRANSACTIONS

In accordance with an Expense Support Agreement, as amended November 2003, the Parent contributes funds to the Company for all of its expenses, including but not limited to salaries and general operating expenses. Expenses include all costs for which the Company derived direct or indirect benefit and/or for which the Company would be responsible if another entity had not agreed to pay for it.

NOTE 3 — RELATED PARTY TRANSACTIONS (Continued)

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and expense, etc, are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. Substantially all expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $38,578 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Member
MCM Securities, LLC

We have audited the accompanying financial statements of MCM Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 3, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 21, 2007

SCHEDULE 1

MCM SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1

	December 31, 2006
Aggregate indebtedness	$ 6,451
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 43,246
Deductions:	
Prepaid expenses	4,668
Net capital	38,578
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 33,578

There were no material differences between this computation and the Registrant's computation included in Part IIA of the December 31, 2006 Focus filing.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
MCM Securities, LLC

In planning and performing our audit of the financial statements of MCM Securities, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession on control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their duties.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 21, 2007

END